

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Mr. Jonathan Neuman
President and Chief Operating Officer
Imperial Holdings, Inc.
701 Park of Commerce Boulevard – Suite 301
Boca Raton, Florida 33487

Re: Imperial Holdings, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed December 28, 2010
File No. 333-168785

Dear Mr. Neuman:

We have reviewed your amended registration statement and response letter dated December 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The staff may have further comments once the Company has completed the Corporate Conversion and debenture conversion and has updated the financial and pro forma information, including all tables, throughout the document.

Executive Compensation, page 104

2.   Please update your compensation information to include the year ended December 31, 2010.

        You may contact William Schroeder at (202) 551-3294 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

                                        Sincerely,

                                        Michael Clampitt
                                        Senior Attorney

cc.   (facsimile only)
             Michael B. Kirwan, Esq.
             Foley & Lardner LLP
             (904) 359-8700